UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2017

Tiffany R. Benjamin
Eli Lilly and Company
benjamin_tiffany_r@lilly.com

Re: Eli Lilly and Company
Incoming letter dated December 16, 2016

Dear Ms. Benjamin:

This is in response to your letter dated December 16, 2016 concerning the shareholder proposal submitted to Lilly by Christa Abhar. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Christa Abhar
*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Eli Lilly and Company
Incoming letter dated December 16, 2016

The proposal would require the company to report "for the previous five years in the Form 10-K section of the Annual Report 2017 any and all lawsuits the company has been involved in worldwide with active or former employees, regardless of their materiality and current state or outcome, and continue[ ] to do so for all subsequent years."

There appears to be some basis for your view that Lilly may exclude the proposal under rule 14a-8(i)(7), as relating to Lilly's ordinary business operations. In this regard, we note that the proposal relates to disclosure of ordinary business matters. Accordingly, we will not recommend enforcement action to the Commission if Lilly omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lilly relies.

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.
+1.317.276.2000
www.lilly.com

December 16, 2016

VIA E-MAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted by Christa Abhar

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Eli Lilly & Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Christa Abhar (the "Proponent").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter to the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the proposal from the 2017 Proxy Materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

The Proposal

The Proposal states:

> **BE IT RESOLVED that Shareholders Vote that**
> Corporate Headquarter report for the previous five years in the Form 10-K section of the Annual Report 2017 any and all lawsuits the company has been involved in worldwide with active or former employees, regardless of their materiality and current state or outcome, and continues to do so for all subsequent years.

The Proposal's "Whereas" clause describes pension related litigation in the Austrian Supreme Court involving Lilly Vienna, a subsidiary of the Company, relating to former employees, including the Proponent, and states that the Company "has failed to report the numerous court sentences in its Annual Reports of 2012 and 2015, begging the question, what else is going that shareholders are not informed about," *(sic)*. The Whereas clause further states "the reputation of the company in the Central European Area is damaged – at the Austrian Chamber of Employment Lilly is now known as 'a horrible company'," and "such conduct is detrimental to attracting and retaining top talents and ridicules the corporation's claim of employees being its most valuable asset."

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as *Exhibit A*.

Basis for Exclusion

We hereby respectfully request that the Staff concur with our view that the Proposal properly may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) or Rule 14a-8(i)(4).

Analysis

1. **The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Deals With A Matter Relating To The Company's Ordinary Business Operations.**

Under Rule 14a-8(i)(7), a company may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018*, Amendments to Rules on Shareholder Proposals, [1998 Transfer Binder] *Fed. Sec. L. Rep.* (CCH) 86,018, at 80,539 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

The Company already provides details on material litigation matters pursuant to the Commission's rules. As noted in our most recent Form 10-K filing, "We are a party to various currently pending legal actions, government investigations, and environmental proceedings, and we anticipate that such actions could be brought against us in the future." The Company provides descriptions of the most significant matters in the "Legal

Proceedings" and "Contingencies" in the Company's Form 10-K and 10-Q filings. The Proposal requests a report that would provide details about the Company's litigation matters beyond of what is legally required.

If implemented, the Proposal would implicate the company's legal strategy in closed and pending litigation involving the Company. The report requested could adversely impact the Company's overall litigation strategy and its strategy relating to specific pending lawsuits, including the litigation relating to the Proponent. The Proposal requests that the Company go above and beyond what is required under the Commission's rules for reporting relating to litigation, and provide detailed information on litigation decisions that are squarely within management's exercise of its business judgment. Accordingly, the Company believes that the Proposal may be properly excludable under the "ordinary course of business" exception contained in Rule 14a-8(i)(7).

A. Decisions Regarding Disclosures in the Company's SEC Filings are Ordinary Business Matters

The Staff has consistently found that proposals seeking additional detailed disclosure, the subject matter of which involves ordinary business operations, may be excluded under Rule 14a-8(i)(7). *See Union Pacific Corp.* (Jan. 28, 2005) (proposal recommending that the board include revenue and on-time performance data from passenger operations in the annual report excludable as relating to ordinary business matters (i.e., presentation of financial information); *Amerinst Insurance Group, Ltd* (Apr. 14, 2005) (proposal requiring company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items and amounts of operating and management expenses excludable as relating to ordinary business matters); *Otter Tail Corp.* (Jan. 13, 2004) (proposal asking that company prominently publish all statements referring to goodwill impairments in annual financial reports); *Raytheon Co.* (Jan. 29, 2004). (proposal requesting that the company identify in the footnotes to its quarterly and annual financial statements the retiree medical expense for the current period's report compared to the retiree medical cost for the same period of the previous fiscal year); *Johnson Controls, Inc.* (Oct. 26, 1999) (proposal recommending disclosure of "goodwill-net" in future consolidated statements of financial position, excludable as relating to ordinary business matters); *Baxter International, Inc.* (Feb. 20, 1992) (proposal seeking disclosure regarding ongoing litigation excludable as relating to ordinary business matters).

Here, the Proposal relates to "any and all lawsuits the company has been involved in worldwide with active or former employees, regardless of their materiality." The reference to "all lawsuits," regardless of materiality, underscores the fact that the Proposal relates to ordinary business matters, providing a basis for exclusion.

B. Decisions Regarding Compliance Matters are Ordinary Business Matters

The Proposal asserts that the Company "has failed to report the numerous court sentences in its Annual Reports of 2012 and 2015, begging the question, what else is going that shareholders are not informed about." This erroneously suggests that the Company's compliance with its disclosure obligations "has been deficient." The Staff has repeatedly taken the position that a company's compliance with its legal obligations is an ordinary business matter. *See, e.g., Corrections Corporation of America* (Mar. 18, 2013)(proposal requesting that the board make disclosures concerning the company's potential conversion into a REIT and related compliance with IRS rules governing REITS, excludable as relating to the company's legal compliance program); *AES Corp.* (Jan. 9, 2007)(proposal seeking the creation of a board oversight committee to monitor company compliance with federal, state and local laws, excludable as relating to ordinary business operations (i.e., general conduct of a legal compliance program); *Halliburton Company* (Mar. 10, 2006) (proposal requesting a report addressing the potential impact of certain violations and investigations on the company's reputation and stock value and how the company intended to prevent further violations, excludable as relating to the ordinary business of conducting a legal compliance program); *Refac* (Mar. 27, 2002) (proposal requesting improved corporate disclosure practices, including the disclosure of the number of shareholders of record of the company and the results of voting at the annual meeting, excludable as relating to ordinary business matters); *Time Warner, Inc.* (Mar. 3, 1998) (proposal requesting Year 2000 disclosure excludable as relating to ordinary business matters).

C. Decisions Regarding Litigation Strategy are Ordinary Business Matters

The Staff has consistently taken the position that shareholder proposals that implicate a company's conduct of litigation or litigation strategy are excludable under the "ordinary business" exclusion. *See, e.g., Reynolds American Inc.* (Mar. 7, 2007) (permitting exclusion, as relating to litigation strategy, of a proposal requesting that the company provide information on the health hazards of secondhand smoke, including legal options available to minors to ensure their environments are smoke free, where the company was currently litigating six separate cases alleging injury as a result of exposure to secondhand smoke and a principal issue concerned the health hazards of secondhand smoke); *AT&T Inc.* (Feb. 9, 2007) (concurring in the exclusion, as relating to ordinary business operations (i.e., litigation strategy), of a proposal requesting that the company issue a report containing specified information regarding the alleged disclosure of customer records to governmental agencies, while the company was a defendant in multiple pending lawsuits alleging unlawful acts by the company in relation to such disclosures); *Reynolds American Inc.* (Feb. 10, 2006) (proposal requesting that the company notify African Americans of the unique health hazards to them associated with smoking menthol cigarettes excludable under the "ordinary business" exception as relating to litigation strategy, where the company noted that undertaking such a campaign would be inconsistent with positions it was taking in denying such health hazards as defendant in a lawsuit alleging that the use of menthol cigarettes by the African American community poses unique health risks to this community); *Philip Morris Companies Inc.* (Feb. 4, 1997) (noting that although the Staff "has taken the position that proposals directed at the manufacture and distribution of tobaccorelated products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," the company could exclude a proposal that "primarily addresses the litigation strategy of the Company, which is viewed as inherently the ordinary business of management to direct").

2. The Proposal May Be Omitted Under Rule 14a-8(i)(4) Because It Deals With A Personal Grievance.

Under Rule 14a-8(i)(4), a shareholder proposal may be omitted from the Company's proxy materials if it is related to the redress of a personal claim or grievance against the Company or any other person, or if it is designed to results in a benefit to the Proponent, or to further a personal interest, which is not shared by the other shareholders at large. *See e.g. D.R. Horton, Inc.* (Oct. 23, 2012) (granting relief under Rule 14a-8(i)(4) regarding a shareholder proposal seeking an audit of a company subsidiary for compliance with federal and state laws, where the proponent had a long-standing dispute with the company stemming from his experience purchasing a home from the company, as evidenced by an eight-year campaign involving lawsuits, letter writing and e-mails, mass mailings, and websites with names such as www.drhortonsucks.info).

The Proponent is a former employee of Lilly Vienna who entered into a settlement with the Company after filing a claim relating to her pension in Austrian court. In the Proposal, the Proponent describes litigation which she was involved in and a letter that she sent to the Company's head of Human Resources specifically relating to her pension settlement matter. The Company believes the Proponent is using the submission of proposals alleging inappropriate corporate ethical conduct as a tactic designed to redress an existing personal grievance.

The Staff repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. *See General Electric Company* (Jan. 12, 2007) (granting relief under Rule 14a-8(i)(4) regarding a proposal related to certification requirements of Sarbanes-Oxley where the proposal was "the latest in a series of actions," including litigation and website postings, that the proponent, a former employee of NBC, had taken to pursue claims against NBC and GE); *Merck & Co., Inc.* (Jan. 22, 2003) (granting relief under Rule 14a-8(i)(4) where the proponent, a former Merck employee who had been terminated, submitted a supporting statement that accused various individuals at Merck with incompetence, plagiarism, personal attacks, libel and wrongful termination); *ConocoPhillips* (Mar. 7, 2008) (granting relief under Rule 14a-8(i)(4) regarding a proposal to establish a special committee to oversee an investigation of the company where the proponent directed shareholders to his website, which featured an article authored by the proponent that alleged that a plane carrying his wife -- which crashed in Malaysia prior to a re-fueling stop -- was also carrying another Conoco executive on route to Dubai for clandestine discussions with officials of Iran's state-owned oil company); *Cinergy Corp.* (Jan. 23, 1997) (granting relief under Rule 14a-8(i)(4) regarding a proposal requesting the establishment of an ethics committee by the board of directors, where the proponent was a former employee who alleged age discrimination and whose appeal was still pending when he submitted the proposal); *Texaco, Inc.* (Mar. 18, 1993) (granting relief under Rule 14a-8(i)(4) regarding a proposal regarding limits on executive and consultant compensation where proponent had a longstanding history of disputes with Texaco arising out of his relationship with the company as a retailer of Texaco products).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from the 2017 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, or should you require any additional information in support of our position, we would welcome the opportunity to discuss these matters with you as you prepare your response.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Keir Gumbs at kgumbs@cov.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (317) 433-2588 or Keir at (202) 662-5500.

Sincerely,

Tiffany R. Benjamin
Assistant Corporate Secretary
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

Enclosure

Exhibit A

Dr. Christa Abhar

FISMA & OMB Memorandum M-07-16

November 10, 2016

To:
Eli Lilly and Company
Attn: Corporate Secretary
Lilly Corporate Center
Indianapolis, IN 46285

I hereby submit the shareholder proposal ('Proposal') for inclusion in the Eli Lilly proxy statement to be circulated to Company Shareholders in conjunction with the 2017 annual meeting of shareholders.

The proposal is submitted under Rule 14(a)-8 of the United States Securities and Exchange Commission's proxy regulations.

I am a retiree of Eli Lilly and Company and have owned Lilly stock continuously for more than 16 years. Currently I am holding 400 shares of Lilly stock, managed by Elements Wealth Management (LPL Financial) and will continue to hold these shares throughout the 2017 annual meeting of shareholders. A copy of the Investment Account is attached.

Copies of correspondence related to the proposal or a request for a 'no action' letter should be attached to E-mails to my address ***FISMA & OMB Memorandum M-07-16*** and be mailed to The Smith Legal Team, 1226 N. Irvington Avenue, Indianapolis IN, 46219-3017.

Sincerely

C. Abhar

Christa Abhar

Dr. Christa Abhar - Proponent

FISMA & OMB Memorandum M-07-16

Request for Eli Lilly Annual Shareholder Meeting 2017 Inclusion of Proposal Regarding Corporate Ethical Conduct with Active and Former Employees.

WHEREAS Lilly Vienna[1], a wholly owned subsidiary of Eli Lilly & Company, operating in the Central European Area, represented by the law firm Wolf Theiss[2], has been found guilty in 2012 by the Austrian Supreme Court[3] for misinforming former employees about the risks of moving the company pension plans to a pension fund in 1999, resulting in continually growing financial losses for retirees after 2008,

WHEREAS Lilly Vienna had rejected several appeals to settle out of court, betting on statute of limitation,

WHEREAS Lilly Vienna has been sentenced in January 2012 in favor of five retirees to cover the difference between the guaranteed and actually realized monthly payments,

WHEREAS Lilly Vienna has been sentenced in January 2015 in favor of seven more retirees,

WHEREAS Lilly Vienna has been sentenced by the Austrian Supreme Court in May 2015 in an exemplary lawsuit to also cover the difference for affected retirees' widows/widowers/orphans – yet nevertheless contested and lost two more cases in 2016 – commented by the court as 'stiff-necked',

WHEREAS the monetary size of the difference payments to retirees is minute,

---

[1] Eli Lilly Gesellschaft m.b.H, Kölblgasse 8-10, 1030 Wien
[2] Wolf Theiss Rechtsanwälte, Schubertring 6, A-1010 Wien, Austria
T +43 1 515 10
F +43 1 515 10 25
wien@wolftheiss.com
www.wolftheiss.com
[3] Oberster Gerichtshof, OGH

WHEREAS the reputation of the company in the Central European Area is damaged – at the Austrian Chamber of Employment Lilly is now known as 'a horrible company',

WHEREAS three appeals to Corporate Headquarters remained un-answered,

a) March 1st 2011 Hans Peter Müller to Mr. John Lechleiter[4],
copies to: Mr. Karim Bitar[5], Mr. Stephen Fry[6],
b) January 30th 2012 Hans Peter Müller to Mr. John Lechleiter,
copies to Mr. Stephen Fry, Mr. Andrew Hotchkiss[7], Mr. Amr Shokry[8], Mr. Cliff G. Taylor[9],
c) May 24th 2013 Dr. Christa Abhar to Mr. Stephen Fry,

WHEREAS more Lilly retirees are forced to seek justice via Court in future,

WHEREAS such conduct is detrimental to attracting and retaining top talents and ridicules the corporation's claim of employees being it's most valuable asset,

WHEREAS Eli Lilly & Company has failed to report the numerous court sentences in its Annual Reports of 2012 and 2015, begging the question, what else is going on that shareholders are not informed about,

BE IT RESOLVED that Shareholders Vote that
Corporate Headquarter report for the previous five years in the Form 10-K section of the Annual Report 2017 any and all lawsuits the company has been involved in worldwide with active or former employees, regardless of their materiality and current state or outcome, and continues to do so for all subsequent years.

---

[4] Chairman, President and CEO
[5] Vice President, Europe
[6] Vice President, Human Resources
[7] Vice President, Europe
[8] Director Human Resources, European Operations
[9] Director Human Resources, TMEA Operations